

December 23, 2014

<u>Via E-mail</u>
Ralph W. Castner
Executive Vice President and Chief Financial Officer
Cabela's Incorporated
One Cabela Drive
Sidney, Nebraska 69160

     Re: **Cabela's Incorporated**
            Form 10-K for the Fiscal Year Ended December 28, 2013
            Filed February 21, 2014
            Response dated December 9, 2014
            File No. 1-32227

Dear Mr. Castner:

We have reviewed your response dated December 9, 2014 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 28, 2013

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, page 28

Merchandise Gross Profit, page 39

1. We note your response to comment 1 in our letter dated November 12, 2014 including your belief that quantification of the many items listed that contributed to the year-over-year change in your merchandise gross profit as a percentage of merchandise sales "would result in information overload and not provide meaningful information to the investor." Notwithstanding this belief, please tell us whether one or more of the listed items disproportionately impacted the year-over-year change more than any of the other items. If so, please revise future filings to provide investors with greater transparency

into what factors had the greatest impact. If all of the factors were similarly impactful to the overall change, then please disclose this fact to provide meaningful context to the investor.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jason Niethamer   for

Jennifer Thompson
Accounting Branch Chief